UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc updates on offer for the minority shares of Shell Canada
Limited
17th March 2007

Shell Investments Limited (“SIL”), a wholly-owned subsidiary of Royal Dutch
Shell plc, announced that as at 8:00 p.m. (Toronto time) on March 16, 2007
(the “Initial Expiry Time”) 96,985,322 common shares in the capital of Shell
Canada Limited (“Shell Canada”) were validly deposited to SIL’s offer to acquire, at a price of C$45.00 cash per common share, all of the outstanding common shares of Shell Canada not already owned by SIL or its affiliates (the
“Offer”).

As the minimum deposit condition under the Offer has been met, SIL has taken up and accepted for payment all of the common shares validly deposited.  The common shares taken up and accepted for payment represent approximately 53.1%
of the outstanding common shares of Shell Canada not already owned by SIL or its affiliates.  SIL or its affiliates now own 740,294,180 common shares of
Shell Canada or approximately 89.6% of the outstanding common shares of Shell
Canada.  Payment will be made on or before Wednesday, March 21, 2007 to Shell
Canada shareholders who have validly deposited their common shares under the
Offer.

SIL also announced today that it has extended the Offer to 8:00 p.m. (Toronto time) on March 30, 2007.  SIL expects to mail a formal notice of extension to
Shell Canada shareholders shortly.

Royal Dutch Shell Chief Executive Jeroen van der Veer commented "This is a positive outcome, and a further step towards building on our strong position in Canada, using the strengths that only a company of our global scale can bring. This is an opportunity to create an integrated unconventional oil business on an international scale."

Ends

Contacts:

Shell Investor Relations:
Europe  Tjerk Huysinga  +31 70 377 3996/+44 207 934 6287
United States Harold Hatchett  +1 212 218 3112

Shell Media Relations:
International, US, UK Press   +44 207 934 5963/ 3277/ 6238
      +44 777 616 1285
The Netherlands and European Press  +31 70 377 8750

Disclaimer Statement

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal
Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions.
These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’,
‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’,
‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’,
‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this presentation. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We use certain terms in this presentation, such as “oil in place" that the SEC's guidelines strictly prohibit us from including in filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575 and disclosure in our Forms 6-K file No, 1-32575, available on the SEC website www.sec.gov - opens in new window. You can also obtain these forms from the SEC by calling
1-800-SEC-0330.

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and
333-126726-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 20/03/2007	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary